Exhibit 12.1

NII HOLDINGS, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Three Months Ended March 31,
	2015		2014

Loss from continuing operations before reorganization items and income tax provision	$(294,791)		$(333,230)

Add:
Fixed charges	78,149		173,743
Amortization of capitalized interest	13,184		12,616

Less:
Interest capitalized	1,319		12,722
Equity in losses of unconsolidated affiliates	—		—
Losses attributable to minority interests	—		—
Losses as adjusted	$(204,777)		$(159,593)

Fixed charges:
Interest expense on indebtedness (including amortization of debt expense and discount)	$56,695		$140,191
Interest capitalized	1,319		12,722
Portion of rent expense representative of interest (30%)	20,135		20,830
Fixed charges	$78,149		$173,743

Ratio of earnings to fixed charges	—	(1)	—	(1)

(1) For the three months ended March 31, 2015 and 2014, earnings were inadequate to cover fixed charges by $282.9 million and $333.3 million, respectively.